Mail Stop 3561

May 28, 2010

Jeffrey S. Carbiener, Chief Executive Officer
Lender Processing Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

>   **Re: Lender Processing Services, Inc.**
>   **Form 10-K for the Year Ended December 31, 2009**
>   **Filed February 23, 2010**
>   **Form 10-Q for the Period Ended March 31, 2010**
>   **Filed May 7, 2010**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 5, 2010**
>   **File No. 1-34005**

Dear Mr. Carbiener:

       We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2009

Item 15. Exhibits and Financial Statement Schedules, page 82

1. We note that you have incorporated by reference into your annual report as Exhibit 10.1 the Credit Agreement dated as of July 2, 2008 filed as Exhibit 4.5 to your

registration statement on Form S-8 on July 8, 2008. In the Table of Contents to that Credit Agreement, it appears that the agreement contains certain schedules and exhibits that you did not file with the Credit Agreement or elsewhere. Please file a current report on Form 8-K that includes the schedules and exhibits to the Credit Agreement or tell us why it is not appropriate for you to do so.

Definitive Proxy Statement on Schedule 14A

Certain Information About Our Directors, page 4

2. We note your disclosure in this section regarding each director's specific experience, qualifications, attributes, or skills that led you to the conclusion that he or she should serve as your director in light of your business and structure as required by Item 401(e)(1) of Regulation S-K. However, you must provide greater detail regarding certain of your directors' experiences. Therefore, please explain to us, and confirm you will disclose in future filings, how the experiences of the following individuals uniquely qualify them to be a director in light of your business and structure:

- Please tell us why you believe Jeffrey S. Carbiener has the integrity, values, and good judgment to make him well-suited to serve on your board and why these qualities are important in his service.

- Please describe for us the perspective that Lee A. Kennedy would be able to bring to the board by virtue of his longtime service as a leader of a complex business organization that would be beneficial to serving on your board and why you believe he has gained this perspective from his experiences.

- Please explain to us David K. Hunt's board committee experience that you state he has gained and why you believe this experience enhances his ability to more effectively serve on your board committees.

- Please describe for us how James K. Hunt's experiences led you to believe that he is able to understand the issues facing a company with significant leverage and why this quality is important for his service on your board.

Compensation Discussion and Analysis and Executive and Director…, page 11

Establishing Executive Compensation Levels, page 12

3. You state that, when determining the overall compensation for your executive officers, you consider market place compensation practices and generally focus on levels of compensation from the 50th to the 75th percentiles of market data. Also, although you state that you make compensation decisions based on many factors, you state that your executive compensation for 2009 was set to be within a competitive

range of the peer group companies you disclose. Therefore, it appears that you benchmark total and component compensation of each officer's position against one or more appropriate job matches from other companies. Please explain to us in greater detail, and confirm you will disclose in future filings, the benchmarking data of other companies that you consider in your compensation program and discuss their components in greater detail. See Item 402(b)(2)(xiv) of Regulation S-K. Please consider, for guidance, the Division of Corporation Finance's Compliance and Disclosure Interpretation 118.05 under the section entitled "Regulation S-K" (July 3, 2008). Alternatively, if you do not believe you benchmark total and component compensation, please tell us the basis for this belief and confirm that you will disclose this basis in future filings.

4. Regardless of whether or not you believe you benchmark total and component compensation, please clarify for us, and confirm you will disclose in future filings, the manner in which you use the factors you discuss in this section, including financial performance, individual performance, and an executive's experience, knowledge, skills, level of responsibility, and expected impact on your future success, in determining each named executive officer's compensation.

Role of Compensation Consultants, page 13

5. Please tell us, and confirm you will disclose in future filings, whether your chief executive officer met with representatives of Strategic Compensation Group, LLC regarding his compensation or the compensation of other named executive officers and identify the members of management with whom Strategic Compensation Group works, if any. Also, please describe in greater detail the nature and scope of Strategic Compensation Group's assignment and the material elements of the instructions or directions given to this consultant regarding the performance of its duties. See Item 407(e)(3)(iii) of Regulation S-K.

2009 Executive Compensation Components, page 14

Base Salary, page 14

6. We note that, in 2009, you approved increases to the base salaries of Francis K. Chan, Daniel T. Scheuble, and Eric D. Swenson of $50,000, $25,000, and $6,000, respectively, and you did not increase the base salary of Jeffrey S. Carbiener. You state that the salary increases, or the lack of salary increase in Mr. Carbiener's situation, was based on the responsibilities of the position of each executive, his level of experience, and his ability to impact company-wide performance. Please tell us, and confirm you will disclose in future filings, the specific performance-related or other reasons that you decided to increase or not increase the base salary of each executive officer in 2009.

7. You state that, in determining Lee A. Kennedy's salary, you considered his "unique experience and ability to contribute to [y]our long-term strategy and success, as well as the fact that he is not able to dedicate 100% of his time to LPS matters on a day-to-day basis." Please describe for us, and confirm you will disclose in future filings, Mr. Kennedy's unique experience and ability to contribute to your long-term strategy and success that led you to establish his salary as $250,000.

Annual Performance-Based Cash Incentive, page 15

8. We note that your revenue, adjusted net earnings, and adjusted free cash flow performance targets were exceeded in 2009. However, please explain to us, and confirm you will disclose in future filings, how you determined that the revenue, adjusted net earnings, and adjusted free cash flow results for 2009 exceeded your targets by such an amount that you awarded your officers the maximum amount of the annual performance-based cash compensation.

9. You state that, when approving the 2009 performance targets, you determined that the final calculations would be subject to adjustment for federal and state regulatory actions, acquisitions, divestitures, major restructuring charges, significant changes in revenue mix, and non-budgeted discontinued operations. Please describe for us, and confirm you will disclose in future filings, the exact adjustments you made to each performance target in calculating the 2009 performance results. Also, please provide for us the performance target results that you would have achieved without any adjustments and what each executive's annual performance-based cash compensation would have been without any adjustments.

Long-Term Equity Incentive Awards, page 16

10. You state that you awarded grants of nonqualified stock options and restricted stock in May 2009 to each of your named executive officers based on five factors you disclose on pages 16 and 17. Please explain to us, and confirm you will disclose in future filings, how you used these factors to determine the specific amount of nonqualified stock options and restricted stock you awarded to each named executive officer.

The Board, page 38

Board Leadership Structure, page 38

11. We note your description of the leadership structure of the board, including that you separate the roles of chief executive officer and chairman of the board and you appoint an independent director to serve as your lead director on an ongoing basis. Additionally, please indicate for us, and confirm you will disclose in future filings,

why you have determined that your leadership structure is appropriate given your specific characteristics or circumstances. See Item 407(h) of Regulation S-K.

The Board's Role in Risk Oversight, page 39

12. We note your disclosure in this section and throughout your document. However, it does not appear that you have provided a conclusion regarding whether the risks arising from your compensation policies and practices for your employees are reasonably likely to have a material adverse effect on you. Also, it does not appear that you have provided a discussion regarding how your policies and practices of compensation relate to risk management practices and risk-taking incentives. See Item 402(s) of Regulation S-K. Therefore, please describe for us, and confirm you will disclose in future filings, the process you undertook to reach your conclusions that disclosure is not necessary.

Certain Relationships and Related Transactions, page 43

Review, Approval or Ratification of Transactions with Related Persons, page 50

13. We note that your audit committee charter requires your audit committee to review and approve all transactions to which you are a party and in which any director or executive officer has a direct or indirect material interest, which you state includes all transactions required to be disclosed in the related party transactions section of this proxy statement. Please tell us, and confirm you will disclose in future filings, whether your related transaction policy relates to the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. If not, please describe for us your policy regarding transactions subject to Item 404(a) of Regulation S-K and confirm you will provide this disclosure in future filings.

14. You state that your audit committee considers all relevant factors in reviewing and approving a related party transaction. Please describe for us in greater detail, and confirm you will disclose in future filings, how your audit committee would decide whether to authorize a related transaction under your policy. For example, please discuss the standards to be applied by the audit committee when deciding whether to approve a related transaction pursuant to your policy. See Item 404(b)(1) of Regulation S-K.

*   *   *   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director